                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                            Interpore International
                          --------------------------
                                (Name of Issuer)

                                 Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                  46062W 10 7
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 46062W 10 7                                 Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Burr, Eagan, Deleage & Co.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     Massachusetts

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     N/A

____________________________________________________________________________

6.   Shared Voting Power

     954,759    Please also refer to attachment A

CUSIP No.  46062W 10 7                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A

____________________________________________________________________________

8.   Shared Dispositive Power

     954,759  Please also refer to attachment A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     954,759  Please also refer to attachment A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     13.6%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      46062W 10 7                          Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Interpore International


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

181 Technology Drive
Irvine, CA 92718-2402


Item 2(a).  Name of Person Filing:
----------------------------------

Burr, Egan, Deleage & Co.

Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

One Post Office Square
Suite 3800
Boston, MA 02109

Item 2(c).  Citizenship:
------------------------

Massachusetts


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

46062W 10 7

CUSIP No. 46062W 10 7                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

         954,759

     (b) Percent of Class:

         13.6%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               954,759  Please also refer to attachment A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               954,759  Please also refer to attachment A

CUSIP No. 46062W 10 7                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 46062W 10 7                               Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1997
                                         ---------------------------------
                                         Date


                                         Burr, Egan, Deleage & Co.
                                         --------------------------------


                                         /s/ Eileen McCarthy
                                         ---------------------------------
                                         Eileen McCarthy
                                         Vice-President

ATTACHMENT A

                            INTERPORE INTERNATIONAL

BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VENTURE CAPITAL FUNDS, INCLUDING ALTA IV LIMITED PARTNERSHIP ("ALTA IV") AND C.V. SOFINNOVA PARTNERS FIVE ("SOFINNOVA FIVE"). THE BENEFICIAL OWNERSHIP OF THESE TWO FUNDS AT DECEMBER 31, 1996 IS AS FOLLOWS:


                                                COMMON
                                                SHARES
                                                ------

       ALTA IV LIMITED PARTNERSHIP             807,441
       C.V. SOFINNOVA PARTNERS FIVE            147,318
                                               -------

                            TOTAL:             954,759
                                               =======


THE RESPECTIVE GENERAL PARTNERS OF THE ABOVE FUNDS EXERCISE SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY THE FUNDS.

THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. ARE GENERAL PARTNERS OF ALTA IV MANAGEMENT PARTNERS L.P. (WHICH IS THE GENERAL PARTNER OF ALTA IV). AS GENERAL PARTNERS OF THE FUND, THEY MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUND. BURR, EGAN, DELEAGE & CO. SERVES AS AN ADVISOR TO C.V. SOFINNOVA PARTNERS FIVE. THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN.

MR. GUY NOHRA, A DIRECTOR OF THE COMPANY AND VICE-PRESIDENT OF BURR, EGAN, DELEAGE & CO., HOLDS A NON-QUALIFIED STOCK OPTION AGREEMENT FOR NON-EMPLOYEE DIRECTORS FOR 17,000 SHARES OF COMMON STOCK. HE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY THE FOREGOING FUNDS.